CUSIP No. 449489 10 3                 13G                      Page 1 of 4 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                               I.D. Systems, Inc.
                      ------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                  449489 10 3
                      ------------------------------------
                                 (CUSIP Number)

                               December 31, 2003
                      ------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1 (b)
        [ ] Rule 13d-1 (c)
        [X] Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))
                                Page 1 of 4 Pages

CUSIP No. 449489 10 3                 13G                      Page 2 of 4 Pages


-------------- -----------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               KENNETH S. EHRMAN
-------------- -----------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                       (b) [ ]

-------------- -----------------------------------------------------------------
3              SEC USE ONLY

-------------- -----------------------------------------------------------------
4              CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES
-------------- -----------------------------------------------------------------
                         5     SOLE VOTING POWER

                               675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE
                               COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)
                         -------------------------------------------------------
NUMBER OF                6     SHARED VOTING POWER
SHARES
BENEFICIALLY                   0
OWNED BY                 -------------------------------------------------------
EACH                     7     SOLE DISPOSITIVE POWER
REPORTING
PERSON                         675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE
                               COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)
                         -------------------------------------------------------
                         8     SHARES DISPOSITIVE POWER

                               0
-------------- -----------------------------------------------------------------
9              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)
-------------- -----------------------------------------------------------------
10             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                    [ ]

-------------- -----------------------------------------------------------------
11             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               9.24%
-------------- -----------------------------------------------------------------
12             TYPE OF REPORTING PERSON*

               IN
-------------- -----------------------------------------------------------------

                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 449489 10 3                 13G                      Page 3 of 4 Pages


Item 1(a).        Name of Issuer:  I.D. SYSTEMS, INC.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  1 UNIVERSITY PLAZA, HACKENSACK, NEW JERSEY 07601

Item 2(a).        Name of Person Filing: KENNETH S. EHRMAN

Item 2(b).        Address of Principal Business Office or if none,
                  Residence: c/o I.D. SYSTEMS, INC., 1 UNIVERSITY PLAZA, HACKENSACK, NEW JERSEY 07601

Item 2(c).        Citizenship:  SEE ITEM 4 ON PAGE 2

Item 2(d).        Title of Class of Securities: COMMON STOCK, $.01 PAR VALUE

Item 2(e).        CUSIP Number:  449489 10 3

Item 3.           Not Applicable

Item 4.           Ownership:

         (a) Amount Beneficially Owned: 675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)

         (b)      Percent of Class: 9.24%

         (c)      Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)

                  (ii)     shared power to vote or to direct the vote: 0

                  (iii) sole power to dispose or to direct the disposition of: 675,813 (INCLUDES 216,750 OPTIONS TO PURCHASE COMMON STOCK EXERCISABLE WITHIN THE NEXT 60 DAYS)

                  (iv) shared power to dispose or to direct the disposition of: 0

Item 5.           Ownership of Five Percent or Less of a Class: NOT
                  APPLICABLE

Item 6. Ownership of More than Five Percent on Behalf of Another Person: NOT APPLICABLE

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: NOT APPLICABLE

Item 8.           Identification and Classification of Members of the
                  Group: NOT APPLICABLE

CUSIP No. 449489 10 3                 13G                      Page 4 of 4 Pages


Item 9.           Notice of Dissolution of Group: NOT APPLICABLE

Item 10.          Certification:  NOT APPLICABLE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           February 5, 2004



                                           By: /s/ Kenneth S. Ehrman
                                               -------------------------
                                                   KENNETH S. EHRMAN